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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITES EXCHANGE ACT OF 1934

For the month of September 2010

Commission File Number 001-28980

ROYAL STANDARD MINERALS INC.

(Translation of registrant's name into English)

3258 MOB NECK ROAD, HEATHSVILLE, VIRGINIA 22473

(Address of principal executive offices)

Indicated by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Standard Minerals Inc.
(Registrant)

Date: September 9, 2010
By \S\ Roland M. Larsen
President & CEO

SEC1815 (04-09)

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ROYAL STANDARD MINERALS INC. HAS SECURED A CREDIT FACILITY AND COMPLETES A PRIVATE PLACEMENT FINANCING

C.U.S.I.P. # 780919106
LISTED: STANDARD & POORS
OTCBB:RYSMF

MANHATTAN, NEVADA, SEPTEMBER 7, 2010, ROYAL STANDARD MINERALS INC.,

announces today that it has secured a financing, with an international private investment group and current management of the Company to include a "Credit Facility" that will consist of senior secured notes with an 8% per annum interest rate and warrants for $10-$20 million, representing 20-40 units at $500,000 per unit. Also, the funding includes 500,000 warrants per unit priced @ $0.10 per warrant. The term of the notes and warrants will be three years and include interest only payments during the first year of the notes commencing six months after the closing date. During years 2 and 3 the repayment of the notes will include equal monthly principal and interest payments until the notes are repaid. The notes will be secured by RSM properties and physical assets. The documentation and release of funds for the initial funding of the credit facility is expected to be completed on or about October 15, 2010.

In conjunction with the credit facility as part of a separate transaction the Company has closed a $1.2 million private placement financing that includes 11.2 million units at $0.10/ unit. Each unit will consist of one common share and one common share purchase warrant priced at $0.10 per warrant of the Company. Each Warrant is exercisable into one common share in the capital of the Company (a "Common Share") for a period of three years from the date of the closing.

The use of proceeds will be to continue with the development of RSM's Nevada gold-silver properties and for working capital purposes. The Company may be subject to a structuring fee in connection with this financing.

RSM is a natural resource exploration and development company, www.royalstandardminerals.com

For further information about this release contact Mr. Roland Larsen, (775) 487-2454 and/or Mr. Rich Kaiser, Investor Relations, 800-631-8127.

Royal Standard Minerals cautions that the statements made in this press release and other forward looking statements made on behalf of the Company may be affected by such other factors including, but not limited to, volatility of mineral prices, product demand, market competition, imprecision of mineral estimates, and other risks detailed herein and from time to time in the Securities and Exchange Commission filings of the Company.